

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 6, 2017

Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, VA 20191

> **Re: Access National Corporation**
> **Registration Statement on Form S-4**
> **Filed December 12, 2016**
> **File No. 333-215054**

Dear Mr. Clarke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 5

Conditions to Completion of the Merger (page[●]), page 8

1. We note that maintenance by each party of minimum tangible equity is a condition to completion of the merger. Please expand this section to disclose the respective amounts of minimum tangible equity required under the merger agreement for each party as well as each party's tangible equity as of a recent date. Please also revise your disclosure on page 80 to provide each party's tangible equity as of a recent date.

The Merger, page 45

Opinion of Access's Financial Advisor, page 52

2.   We note that, in arriving at its opinion, FBR relied, in part, on certain financial forecasts for Middleburg prepared by the management of Middleburg and adjustments thereto and extensions thereof prepared by the management of Access. Please revise this section to disclose these forecasts to the extent that they materially informed FBR's analysis.

Interests of Certain Middleburg Directors and Executive Officers in the Merger, page 69

3.   Please file written consents for each Middleburg director who will become a director of Access after the merger, as required by Securities Act Rule 438.

Exhibit 8.2 – Opinion of Williams Mullen, a Professional Corporation

4.   We note counsel's statement that its opinion is issued to Middleburg in satisfaction of certain requirements under the merger agreement and that it "may not otherwise be … relied upon by any other person." Please have counsel revise its opinion to remove this limitation on reliance. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Jacob A. Lutz, III
        Troutman Sanders, LLP